FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Electronics Resolves to Make Fujisoku 100% Owned

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S.  THE COMPANY DOES NOT INTEND TO CONDUCT THE OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 13, 2007, in Kyoto, Japan

Nidec Copal Electronics Resolves to Make Fujisoku 100% Owned

Nidec Copal Electronics Corporation (the “Company”, TSE: 6883), one of the listed subsidiary companies of Nidec Corporation (NYSE: NJ), announced today that  the Company and its subsidiary Fujisoku Corporation (“Fujisoku”) have resolved at their respective meetings of Board of Directors held on July 13, 2007 to make Fujisoku a wholly-owned subsidiary of the Company through share exchange.

The Company, in a move to strengthen its industrial switch business, acquired Fujisoku in November 2006 through a tender offer and currently holds 98.8% of Fujisoku common stock. To acquire the balance of Fujisoku shares, the Company is paying 6,072 yen for each remaining share of Fujisoku common stock. By wholly owning Fujisoku, the Company intends to speed decision-making and optimize the use of management resources.

Schedule of the Share Exchange

Board approval and signing of the Share Exchange agreement (by the Company and Fujisoku):	July 13, 2007
Effective date of the Share Exchange:	August 31, 2007 (tentative)
Date of payment:	Late October 2007 (tentative)

Note: This Share Exchange is not subject to approval by shareholders of the Company and Fujisoku, in accordance with the provisions of:

a) Paragraph 3, Article 796 of the Corporation Act in Japan, and

b) Paragraph 1, Article 784 of the Corporation Act in Japan.

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